SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           _____________________

                                SCHEDULE 13G
                               (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                        (Amendment No. __________)1



                                Alloy, Inc.
    -------------------------------------------------------------------
                              (Name of Issuer)



                       Common Stock, $0.01 par value
    -------------------------------------------------------------------
                       (Title of Class of Securities)



                                 019855105
    -------------------------------------------------------------------
                               (CUSIP Number)



      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [X]    Rule 13d-1(b)
      [ ]    Rule 13d-1(c)
      [ ]    Rule 13d-1(d)


-------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------         ------------------------------------
CUSIP No.  205937105              13G                Page 2 of 7 Pages
--------------------------------         ------------------------------------

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 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fletcher Asset Management, Inc.

-----------------------------------------------------------------------------
                                                               (a) [ ]
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (b) [ ]


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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware

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                 5.  SOLE VOTING POWER                   2,569,324
   NUMBER OF
    SHARES      -------------------------------------------------------------
 BENEFICIALLY
 OWNED BY EACH   6.  SHARED VOTING POWER                 0
   REPORTING
  PERSON WITH   -------------------------------------------------------------

                 7.  SOLE DISPOSITIVE POWER              2,569,324

                -------------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER            0

-----------------------------------------------------------------------------

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH         2,569,324
     REPORTING PERSON

-----------------------------------------------------------------------------

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [ ]
     CERTAIN SHARES*

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   6.5%

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12.  TYPE OF REPORTING PERSON*                           IA

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              * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------         ------------------------------------
CUSIP No.  205937105              13G                Page 3 of 7 Pages
--------------------------------         ------------------------------------

-----------------------------------------------------------------------------

 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alphonse Fletcher, Jr.

-----------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

-----------------------------------------------------------------------------

 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                United States

-----------------------------------------------------------------------------

                 5.  SOLE VOTING POWER                   0
   NUMBER OF
    SHARES      -------------------------------------------------------------
 BENEFICIALLY
 OWNED BY EACH   6.  SHARED VOTING POWER                 0
   REPORTING
  PERSON WITH   -------------------------------------------------------------

                 7.  SOLE DISPOSITIVE POWER              0

                -------------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER            0

-----------------------------------------------------------------------------

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH         2,569,324
     REPORTING PERSON

-----------------------------------------------------------------------------
                                                                        [ ]
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

-----------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   6.5%

-----------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON*                           HC

-----------------------------------------------------------------------------

              * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).    Name of Issuer:
----------    --------------

              Alloy, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
----------    -----------------------------------------------

              151 West 26th Street, 11th Floor
              New York, NY  10001

Item 2(a).    Names of Persons Filing:
----------    -----------------------

              Fletcher Asset Management, Inc. ("FAM") and Alphonse
              Fletcher, Jr.

Item 2(b).    Address of Principal Business Office or, if none, Residence:
----------    -----------------------------------------------------------

              22 East 67th Street
              New York, New York  10021

Item 2(c).    Citizenship:
----------    -----------

              FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

Item 2(d).    Title of Class of Securities:
----------    ----------------------------

              Common Stock, $0.01 par value

Item 2(e).    CUSIP Number:
----------    ------------

              019855105

Item 3.       If this statement is filed pursuant to Rule 13d-1(b), or
-------       Rule 13d-2(b) or (c), check whether the person filing is a:
              ----------------------------------------------------------

     (a)      [  ]  Broker or dealer registered under Section 15 of the
                    Exchange Act;

     (b)      [  ]  Bank as defined in Section 3(a)(6) of the Exchange
                    Act;

     (c)      [  ]  Insurance company as defined in Section 3(a)(19) of
                    the Exchange Act;

     (d)      [  ]  Investment company registered under Section 8 of the
                    Investment Company Act;

     (e)      [X]   An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

     (f)      [  ]  An employee benefit plan or endowment fund in
                    accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)      [X]   A parent holding company or control person in
                    accordance with Rule 13d-1(b)(ii)(G);

     (h)      [  ]  A savings association as defined in Section 3(b) of
                    the Federal Deposit Insurance Act;

     (i)      [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

     (j)      [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this
      box [   ].

Item 4.       Ownership.
-------       ---------

     (a)      Amount Beneficially Owned:
              -------------------------

              2,569,324 shares

     (b)      Percent of Class:
              ----------------

              6.5% (based on the 39,524,584 shares of Common Stock (the
                    "Common Stock") of Alloy, Inc. (the "Company") reported to be outstanding as of December 6, 2002 by the Company).

     (c)      Number of shares as to which FAM has:
              ------------------------------------

              (i)   Sole power to vote or to direct the vote:
                    ----------------------------------------

                    2,569,324 shares

              (ii)  Shared power to vote or to direct the vote:
                    ------------------------------------------

                    0 shares

              (iii) Sole power to dispose or to direct the disposition of:
                    -----------------------------------------------------

                    2,569,324 shares

              (iv)  Shared power to dispose or to direct the disposition of:
                    -------------------------------------------------------

                    0 shares

      The shares of Common Stock reported to be beneficially owned includes 1,653,769 outstanding shares and 915,555 shares issuable upon the exercise of a certain warrant to purchase Common Stock issued pursuant to an Agreement between Fletcher International, Ltd. and the Company dated as of January 25, 2002. The holdings reported reflect the amount of Common Stock issuable within 60 days of December 31, 2002 that would have been held had the warrant been exercised in full as of December 31, 2002.


      The shares of Common Stock of the Company reported include outstanding shares held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International, Ltd. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

Item 5.       Ownership of Five Percent or Less of a Class.
-------       --------------------------------------------

              Not Applicable

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.
-------       ---------------------------------------------------------------

      This Schedule 13G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock held at December 31, 2002 in the Accounts managed by FAM. By reason of the provisions of Rule 13d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

Item 7.       Identification and Classification of the Subsidiary Which
-------       Acquired the Security Being Reported on By the Parent
              Holding Company.
              ---------------------------------------------------------

              This Schedule 13G is filed by FAM and Mr. Fletcher.

Item 8.       Identification and Classification of Members of the Group.
-------       ----------------------------------------------------------

              Not Applicable

Item 9.       Notice of Dissolution of Group.
-------       -------------------------------

              Not Applicable

Item 10.      Certifications.
--------      ---------------

              By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003


                         Fletcher Asset Management, Inc.


                         By: /s/ Denis J. Kiely
                             -------------------------------------
                             Name:  Denis J. Kiely
                             Title: Deputy Chief Executive Officer
                                    and Counsel


                         Alphonse Fletcher, Jr., in his individual capacity


                         By: /s/ Denis J. Kiely
                             -------------------------------------
                             Name:  Denis J. Kiely for
                                    Alphonse Fletcher, Jr.*



-------------------

* Denis J. Kiely signs this document on behalf of Alphonse Fletcher, Jr. pursuant to the Power of Attorney dated February 14, 2001, attached as Exhibit A to the Scheduled 13G filed with the Securities and Exchange Commission on February 14, 2002 on behalf of Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. with respect to Com21, Inc., which said Power of Attorney is hereby incorporated by reference.